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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                                  Commission File Number 0-16284
                                                                         ------
                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F     /X/ Form 10-Q

               / / Form N-SAR

For Period Ended:                September 30, 1997
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/  / Transition Report on Form 10-K        /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F        /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
                                                       ------------------------

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant   National TechTeam, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

                          835 Mason, Ste. 200
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City, State and Zip Code  Dearborn, MI  48214
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/ / (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

See Attachment
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                         PART IV.  OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification
      Lawrence A. Mills           313                         277-2277
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     (Name)                     (Area Code)                  (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                          /X/ Yes     / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             /X/ Yes     / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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      National TechTeam, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 14, 1997         By  L.A. Mills
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          Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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Part III - Narrative


Part IV - Other Information, Item(3)

National TechTeam, Inc. expects to restate its financial statements for the Fourth Quarter 1996 and the First and Second Quarters 1997. The Company expects that certain revenues previously recorded in those quarters will be deferred and recognized as income in future periods when the expenses of related contemporaneous purchase/sale transactions are recognized.

In response to inquiries concerning the timing of recognition of certain revenues and an investigation by the Securities and Exchange Commission, the Company and the Audit Committee of its Board of Directors have asked its independent auditors to review and report on the accounting for certain contemporaneous purchase/sale transactions between the Company and licensees of its software products occurring in the Fourth Quarter of 1996 and the First and Second Quarters of 1997. That review is ongoing and is expected to be completed shortly.

While the impact of this restatement is expected to have no material impact on the previously announced loss for the Third Quarter 1997, the adjustments to previous periods and their impact on the September 30, 1997 balance sheet have not yet been determined, resulting in a delay in filing the Third Quarter 1997 Form 10-Q.

See attached press release dated October 30, 1997.
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                                [TECHTEAM LOGO]


                                 NEWS RELEASE


FOR IMMEDIATE RELEASE -- OCTOBER 30, 1997     International Provider of Computer
                                              Services

National TechTeam, Inc.
835 Mason Street, Suite 200
Dearborn, Michigan 48124                                  NASDAQ/NM - "TEAM"

CONTACT:

NATIONAL TECHTEAM, INC.                         NATIONAL TECHTEAM, INC.
William F. Coyro, Jr.                           Lawrence A. Mills
Chief Executive Officer                         Chief Financial Officer
(313) 277-2277                                  (313) 277-2277



                NATIONAL TECHTEAM, INC. ANNOUNCES REVENUES AND
            EARNINGS FOR THIRD QUARTER AND FIRST NINE MONTHS 1997


DEARBORN, MICHIGAN, October 30, 1997... NATIONAL TECHTEAM, INC., Nasdaq symbol ("TEAM"), today reported revenues and earnings for third quarter and the first nine months 1997. For the quarter ended September 30, 1997, revenues were $20,153,080, a 2.4% increase over the $19,687,472 reported for the third quarter of 1996. The net loss for the quarter was $1,155,500, or $0.07 per share, compared with net income of $1,095,692, or $0.09 per share, for the corresponding quarter in 1996. Project delays for the Company's Call Center Services, service interruptions by a major customer, and significant start-up costs in connection with new contracts resulted in the third quarter 1997 loss.

For the first nine months of 1997, National TechTeam earned $742,094, or $0.05 per share, on revenues of $59,319,587. This represents a 12.5% increase in revenues and a decrease in earnings which were $52,749,102 and $2,624,579, or $0.22 per share, respectively, in the first nine months of 1996.

For the third quarter, Call Center Services revenues decreased 11.7% to $7,635,211 from $8,643,477 in the third quarter 1996. However, the number of Call Center Services contracts increased to 41 as compared with 33 at September 30, 1996. For the first nine months 1997, Call Center Services revenues increased 25.3% to $28,863,058 from $23,030,396 in 1996. Revenues for
Corporate Services increased 13.3% to $12,517,869 in the third quarter of 1997 from $11,043,995 for third quarter 1996. For the first nine months 1997, Corporate Computer Services revenue increased 2.5% to $30,456,529 from $29,718,733 in 1996.

In making the announcement, William F. Coyro Jr., stated, "Demand for TechTeam's services continues to be strong, and we believe the call center and corporate computer service industries will continue to grow worldwide. We also believe our fundamental business plan remains strong, and we are confident about our strategy for increasing revenues and earnings in the future. Our recently announced joint ventures with General Electric and the Michigan Credit Union Association are the types of business that will drive improved results. National TechTeam expects to see strong improvement in the near term and positive earnings for the fourth quarter of 1997."





                                     -more-
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                             [TECHTEAM, INC LOGO]

TECHTEAM NATIONAL

NATIONAL TECHTEAM, INC. NEWS RELEASE


Quarter Ended September 30                                     1997             1996
--------------------------                                     ----             ----
Revenues                                                       $20,153,080       $19,687,472
Income/(Loss) Before Tax Provisions                             (1,804,564)        1,887,692
Tax Provisions                                                    (649,064)          792,000
Net Income/(Loss)                                               (1,155,500)        1,095,692
Primary and Fully Diluted
      Earnings/(Loss)                                                (0.07)             0.09
   Per Share
Weighted Average Number of Common
  Shares and Common Share
  Equivalents Outstanding
     Primary                                                    15,887,531        12,500,426
     Fully Diluted                                              15,887,531        12,594,440

First Nine Months                                              1997             1996
-----------------                                              ----             ----
Revenues                                                       $59,319,587       $52,749,102
Income Before Tax Provisions                                     1,411,390         5,156,879
Tax Provisions                                                     669,836         2,532,300
Net Income                                                         742,094         2,624,579
Primary and Fully Diluted Earnings
   Per Share                                                          0.05              0.22
Weighted Average Number of Common
      Shares and Common Share
      Equivalents Outstanding
  Primary                                                       16,054,672        12,151,408
  Fully Diluted                                                 16,054,672        12,189,941


Note: All 1996 amounts have been restated for the purchase of Compuflex Systems, Inc. which has been accounted for on the pooling of interests basis.

The foregoing contains forward-looking statements. The matters expressed in such statements are subject to numerous uncertainties and risks including but not limited to general economic conditions in the markets in which TechTeam operates, fluctuation in demand for computer related services and products, and current expectations of TechTeam or its management. Should one or more of those uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as forward-looking statements. TechTeam does not intend to update those forward-looking statements.

NATIONAL TECHTEAM, INC. is a leading provider of information technology outsourcing support services to large national and multi-national corporations, government agencies and service organizations. The Company offers its services through two global units: (i) CALL CENTER SERVICES, which provides its clients with inbound telephone support for their computer product and end-users and (ii) CORPORATE COMPUTER SERVICES, which provides corporations with technical staffing (principally on-site help desk support), systems integration, instructor-led and computer-based training. National TechTeam is traded under the symbol "TEAM".


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